

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Simeon M. Kohl
Chief Executive Officer
Performant Financial Corp
900 South Pine Island Road
Plantation, Florida 33324

> **Re: Performant Financial Corp**
> **Registration Statement on Form S-3**
> **Filed August 14, 2024**
> **File No. 333-281532**

Dear Simeon M. Kohl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David E. Lillevand, Esq.